For immediate release
LION ELECTRIC ANNOUNCES WORKFORCE REDUCTION AND COST-CUTTING MEASURES

MONTREAL, QUEBEC – April 18, 2024 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, announced today a reduction of its workforce, combined with other cost-cutting measures, aimed at further reducing its operating expenses and aligning its cost structure to current market dynamics.

The workforce reduction affects approximately 120 employees, mostly Canada-based employees in overhead and product development functions. The measure should not negatively impact the Company’s production capacity. Following this workforce reduction, Lion will have approximately 1,150 employees, including more than 600 manufacturing positions.

In addition to the workforce reduction, Lion continues to undertake internal measures to reduce its cost structure, including in areas such as third-party inventory logistics, lease expenses, consulting, product development and professional fees.

The workforce reduction and cost cutting measures announced today, combined with the measures announced in November 2023 and February 2024, are expected to result in annualized costs savings of approximately $40 million.

“Current market dynamics, notably delays experienced with the Canada’s Zero-Emission Transit Fund, continue to adversely impact our school bus deliveries and forced us to further reduce our workforce”, said Marc Bedard, CEO-Founder of Lion. “We sincerely regret the impact of this decision on our valued employees. It is however crucial to rightsize our workforce to the current environment. We remain confident in our long-term growth and that of our industry and, keeping our focus on our profitability objectives and our production requirements, we will continue to work tirelessly on the execution of our business plan”, he added.
ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric school buses. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the workforce reduction and cost-cutting measures announced by the Company and their potential impacts and costs savings, statements about Lion’s beliefs and expectations and other statements that are not statements of historical facts. Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. The forward-looking statements contained in this press release are based on a number of estimates and assumptions that Lion believes are reasonable when made. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. For additional information on estimates, assumptions, risks and uncertainties underlying certain of the forward-looking statements made in this press release, please consult section 23.0 entitled “Risk Factors” of the Company’s annual management’s discussion and analysis of financial condition and results of operations (MD&A) for the fiscal year 2023 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission, including the Company’s interim MD&As. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in the Company’s annual MD&A for the fiscal year 2023 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

For further information:

MEDIA
Patrick Gervais
Vice President, Trucks & Public Affairs
patrick.gervais@thelionelectric.com
514-992-1060

INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171